For period ending December 31, 2008   Exhibit 77C

File number 811-21328

 At the special meeting of shareholders held on December 5, 2008 the Fund's shareholders elected the Board of Trustees of the Trust.  Pursuant to Instruction 2 of Sub-Item 77C of Form N-SAR, it is not necessary to provide in this exhibit details concerning shareholder action on this proposal since there were no solicitations in opposition to the registrant's nominees and all of the nominees were elected.